

January 27, 2012

Via E-mail
Joseph Listengart, Esq.
General Counsel
Kinder Morgan, Inc.
500 Dallas Street, Suite 1000
Houston, Texas 77002

> **Re:** **Kinder Morgan, Inc.**
> **Registration Statement on Form S-4**
> **Response dated January 19, 2012**
> **File No. 333-177895**

Dear Mr. Listengart:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Information, page 390

(i), page 397

1. We have reviewed your response to comment 4 in our letter dated January 13, 2012. Please note that we view the regulatory offset that should be recorded upon consummation of the acquisition as a proxy for the regulatory asset that would be recorded in the event such debt was extinguished at an amount higher than carrying value for rate making purposes. If the premium paid upon extinguishment is probable of recovery, we believe the fair value adjustment gives rise to the regulatory offset. Furthermore, we view ASC 980-20-15-2 as being applicable to any entity, including a non-regulated parent, that has regulated operations that meet the criteria for specialized accounting contained in ASC 980-20-15-2. Please revise.

You may contact Lisa Sellars, Staff Accountant, at (202) 551-3348 or Jim Allegretto, Senior Assistant Chief Accountant, at (202) 551-3849, if you have questions regarding comments on the financial statements and related matters. Please contact Angie Kim, Staff Attorney, at (202) 551-3535, or me, at (202) 551-3720 with any other questions.

Sincerely,

/s/ Mara L. Ransom

Mara L. Ransom
Assistant Director

cc: Thomas Roberts
       Weil, Gotshal & Manges LLP